ComSovereign Holding Corp.

11651 Central Parkway #118,

Jacksonville, FL 32224

December 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp. (formerly known as “Drone Aviation Holding Corp.”) Registration Statement on Form S-1 (File No. 333-232020)

Ladies and Gentlemen:

On behalf of ComSovereign Holding Corp., a Nevada corporation (“Company”) (formerly known as “Drone Aviation Holding Corp.”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-232020), as initially filed with the Securities and Exchange Commission (“Commission”) on June 7, 2019 (“Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement due to its recent acquisition of a material business and a reconsideration of the timing of a proposed public offering. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use towards the fee associated with the Company’s planned filing of a new Registration Statement on Form S-1.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Eric M. Hellige of Pryor Cashman LLP, via email at EHellige@PRYORCASHMAN.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact the Company’s legal counsel, Eric M. Hellige of Pryor Cashman LLP, by telephone at (212) 326-0846.

Very truly yours,

COMSOVEREIGN HOLDING CORP.

By:	/s/ Daniel L. Hodges
Daniel L. Hodges
Chairman and Chief Executive Officer